July 22, 2024

Westley Stockton
Chief Financial Officer
Gulf Island Fabrication, Inc.
2170 Buckthorne Place, Suite 420
The Woodlands, Texas 77380

       Re: Gulf Island Fabrication, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 8, 2024
           File No. 001-34279
Dear Westley Stockton:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Note 4. Credit Facilities and Debt
Note Agreement, page F-19

1. We note that you issued a promissory note with a principal balance of $20.0 million in connection with the resolution of the MPSV Litigation and Settlement Agreement. Please
       tell us where you reflected this promissory note in your statement of cash flows and explain your basis including specific authoritative guidance that supports your accounting treatment.
Note 7. Commitments and Contingencies
Resolution of MPSV Litigation, page F-23

2. We note that the charge related to the resolution of the MPSV Litigation was recorded as a reduction to revenue. Please tell us your basis for this accounting treatment, including the specific authoritative guidance that supports your analysis.
 July 22, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Woody at 202-551-3629 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing